Exhibit 99.1

Recurrent Energy Secures Landmark Green, Multi-currency Financing for up to €1.3 Billion to Accelerate European Renewable Energy Portfolio

The revolving credit facility will provide flexible financing for the construction of solar and battery energy storage projects across Spain, Italy, the United Kingdom, the Netherlands, France, and Germany

GUELPH, ON, May 23, 2024 - Recurrent Energy, a subsidiary of Canadian Solar Inc. ("Canadian Solar") (NASDAQ: CSIQ) and a global developer and owner of solar and energy storage assets, today announced that it has secured a landmark multi-currency revolving credit facility valued at up to €1.3 billion with ten banks for the construction of renewable energy projects in several European countries. Recurrent Energy and the participating financial institutions signed the agreement in Seville, Spain.

This facility will empower Recurrent Energy to continue to develop and construct solar and battery energy storage projects across Spain, Italy, the United Kingdom, the Netherlands, France, and Germany. Initially, the facility will support the near-term construction of close to 1 GW of solar capacity, with the vast majority allocated to Spain and the remainder to the United Kingdom.

This green facility will be available for three years with optional extensions. It is initially sized at €674 million but includes potential upsizing to approximately €1.3 billion. The agreement includes financing for both full merchant and contracted projects and allows credit to be received in both euros and British pounds.

This financing represents a significant milestone for Recurrent Energy, underscoring its commitment to sustainable development and growth in the European market. With the backing of its financial partners, Recurrent Energy continues to lead the energy transition, executing on a project development pipeline of 26 GWp of solar and 56 GWh of battery energy storage worldwide.

Banco Santander CIB served as the Global Coordinator and Sole Bookrunner for this agreement, collaborating with several leading financial institutions. ING acted as the Sole Issuing Bank and Sole Sustainability Coordinator, overseeing compliance with Environmental, Social, and Governance (ESG) criteria for green financing. In addition to these two entities, the facility includes ABN AMRO, BBVA, Banco Sabadell, Rabobank, HSBC, Intesa Sanpaolo, Natwest, and NORD/LB.

Clifford Chance provided legal counsel to Recurrent Energy, while Watson Farley & Williams represented the lenders. Bondholders SL acted as the Facility and Security Agent.

recurrentenergy.com

Ismael Guerrero, CEO of Recurrent Energy, said, "This agreement solidifies Recurrent Energy's growth strategy and our transformation into one of the world's leading independent renewable energy producers and developers. We thank all our financial partners for their support and trust in our company. Together, we are delivering clean, reliable, and affordable power to the world, today and tomorrow."

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About Recurrent Energy

Recurrent Energy is one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development, ownership and operations platforms, with an industry-leading team of in-house energy experts. Recurrent Energy is a subsidiary of Canadian Solar Inc. Additional details are available at www.recurrentenergy.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery energy storage solutions, and developer of utility-scale solar power and battery energy storage projects with a geographically diversified pipeline in various stages of development. Over the past 23 years, Canadian Solar has successfully delivered over 125 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built, and connected over 10 GWp of solar power projects and 3.3 GWh of battery energy storage projects across the world. Currently, the Company has over 1.2 GWp of solar power projects in operation, 6.5 GWp of projects under construction or in backlog (late-stage), and an additional 19.8 GWp of projects in advanced and early-stage pipeline. In addition, the Company has 600 MWh of battery energy storage projects in operation and a total battery energy storage project development pipeline of around 56 GWh, including approximately 4.3 GWh under construction or in backlog, and an additional 51.6 GWh at advanced and early-stage development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

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Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets, such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance ("ESG") requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in Canadian Solar’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 26, 2024. Although Canadian Solar and Recurrent Energy believe that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar and Recurrent Energy undertake no duty to update such information, except as required under applicable law.

Canadian Solar Inc. Investor Relations Contact

Wina Huang
Investor Relations
Canadian Solar Inc.
investor@canadiansolar.com

Recurrent Energy Media Contact

Inés Arrimadas

Recurrent Energy

ines.arrimadas@recurrentenergy.com

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